Exhibit 99.1

First Phosphate Chooses Facility in Saguenay-Lac-St-Jean, Quebec, Canada for Deployment of its Iron Phosphate Plant

Saguenay, Quebec--(Newsfile Corp. - September 9, 2024) - First Phosphate Corp (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that it has secured a facility lease for a 10,000 tonne per annum iron phosphate cathode active material pre-cursor (“pCAM”) plant (“First Saguenay”) in Saguenay (La Baie), Quebec, Canada.

Iron phosphate is a key pre-cursor used in the production of cathode active material (“CAM”) for lithium iron phosphate (“LFP”) batteries.

Local Support and Job Creation in Saguenay-Lac-St-Jean, Quebec, Canada

The establishment of the First Saguenay plant is intended to lead to the creation of approximately one hundred new high-tech jobs in the Saguenay-Lac-St-Jean Region of Quebec, Canada. The development of First Saguenay is supported by a number of local parties in the region’s economic development landscape including:

●	Promotions Saguenay (economic development corporation for the city of Saguenay)

●	Saguenay-Le Fjord Chamber of Commerce and Industry (CCISF)

●	Alliage 02 (Saguenay-Lac-Saint-Jean Manufacturers and Industrial Parks Corporation)

●	Saguenay-Lac-St-Jean Economic Maximization Committee (CMAX)

●	Pekuakamiulnuatsh First Nation (Mashteuiatsh)

“This announcement is another very positive step for phosphate mining in our region, and the start of the LFP sector in Saguenay-Lac-St-Jean, Quebec,” states Ms. Andrée Laforest, deputy for the Quebec riding of Chicoutimi, Quebec Minister of Municipal Affairs and Minister responsible for the Saguenay-Lac-Saint-Jean region. “We’ve been talking about this potential for a long time, and we’re finally seeing the efforts of the First Phosphate team come to fruition today and for years to come. The Company’s regional production will have positive effects for us and for Port Saguenay, which will be a major player in the development of this sector.”

“This plant is the first link in the LFP Battery Valley in Saguenay-Lac-St-Jean,” emphasizes Éric Larouche, Chairman of the Board of Promotion Saguenay. “Our goal is to facilitate the creation of this North American value chain, right here at home in Saguenay-Lac-St-Jean, Quebec: from the phosphate mine, to LFP cathode powder and, eventually, to the LFP battery itself.”

“This commitment with First Phosphate today sends a clear signal about our potential to position within the battery ecosystem: home-grown raw material and an international shipping corridor. The builders in our region will assume their role in global decarbonization efforts,” emphasizes François Tremblay, Quebec Member of Parliament for Dubuc.

An important First Step in Establishing First Phosphate Downstream Operations in Saguenay-Lac-St-Jean, Quebec, Canada

First Saguenay is to be retrofitted into a large portion of the existing building at 5373 Chemin Saint-Anicet, La Baie, Quebec, adjacent to the existing processing plant owned by Logistique Proco Inc. (“Proco”). Proco is to act as the building contractor. Proco is well established in the engineering and construction sector in Quebec, having worked on major projects in the province and, many, specifically in the battery sector (https://www.proco.ca/fr/realisations (https://api.newsfilecorp.com/redirect/DZmrwUMyjo)). The First Saguenay lease with Proco is for 10 years and is renewable thereafter.

The facility is heated, equipped with process water, wastewater treatment, natural gas, high-voltage electricity and served by direct North American rail link into the facility. Moreover, the entire facility occupies more than 305,000 square feet of industrial space, portions of which should become available progressively for expanded First Saguenay operations, as well as several hectares of adjacent green-field industrial land available for expanding operations.

The investment needed for the commencement of operations at First Saguenay is estimated at approximately USD $65 M (CAD $90 M). The lease is conditional upon First Phosphate arranging the financing necessary to carry-out the proposed activities prior to April 30, 2025. First Phosphate is considering various options for financing and structuring First Saguenay including non-dilutive options.

First Saguenay Iron Phosphate Facility (exterior view)

(https://images.newsfilecorp.com/files/8917/222576_d306a751147dfac1_001full.jpg)

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/8917/222576_d306a751147dfac1_001full.jpg

(https://images.newsfilecorp.com/files/8917/222576_d306a751147dfac1_001full.jpg)

An important First Step in Establishing the North American LFP Battery Valley in Saguenay-Lac-St-Jean, Quebec, Canada

First Saguenay is to serve as a key and complimentary part of the Company’s planned downstream processing facilities and full vertical integration plans from phosphate mine to creation of LFP CAM. First Saguenay is intended to work synergistically in the transformation and value-added processing of the feedstock from the Company’s proposed mining operations which are located approximately 80 km and 120 km from the Company’s two major phosphate properties in the region.

First Saguenay has a strategic logistical advantage located at 20 km from the deep-sea port of Saguenay, where the Company intends to organize the next phases of its industrial activities, as well as its inbound and outbound international trade. The industrial zone at Port Saguenay will become an important location in the development of the LFP battery industry, and First Phosphate plans to set up its future advanced processing operations at the port together with other worldwide LFP battery players.

First Saguenay is also positioned at a few kilometers from Canadian Air Forces NATO Base Bagotville and its local airport providing passenger and freight linkages to the world.

First Saguenay is to be linked directly and seamlessly to the Canadian National Railway network which connects directly to other railway networks across North America for easy entry of supplies and delivery of product to clients across the North American battery industry.

Details of First Phosphate’s strategy to create a fully integrated supply chain for LFP batteries in North America, based on the establishment of the Saguenay-Lac-St-Jean region of Quebec, Canada as the LFP battery valley of North America, can be found at: https://firstphosphate.com/fr/lfp-battery-strategy (https://api.newsfilecorp.com/redirect/rv4jOuxGD4).

Logistical Advantage of the LFP Battery Valley in Saguenay-Lac-St-Jean, Quebec, Canada

(https://images.newsfilecorp.com/files/8917/222576_d306a751147dfac1_002full.jpg)

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/8917/222576_d306a751147dfac1_002full.jpg

(https://images.newsfilecorp.com/files/8917/222576_d306a751147dfac1_002full.jpg)

Feasibility and Client Relationships

The Company has begun the first phase of its project feasibility study with Ultion Technologies (“Ultion”), a US-based company that is a pioneer in the LFP battery industry. The study is to determine the infrastructure required to support the permit applications as well as the lease facility retrofitting requirements.

The technology to be implemented is proven and already operating in two other facilities in the world, one with a capacity of 10,000 tonnes per annum and another with a capacity of 50,000 tonnes per annum, as announced on December 11, 2023 (https://firstphosphate.com/ultion-technologies-mou (https://api.newsfilecorp.com/redirect/V7VgBf4n13)). Thanks to the industrial capacity of the chosen technology, First Saguenay expects to be able to move directly into commercial-size, scalable production without having to go through a pilot stage.

Initial production from First Saguenay is anticipated for the first quarter of 2026 to meet anticipated demand from the Company’s existing partners: American Battery Factory (https://firstphosphate.com/abf (https://api.newsfilecorp.com/redirect/zEB5DFOgBb)), Ultion (https://firstphosphate.com/ultion-technologies-mou (https://api.newsfilecorp.com/redirect/4QAKVCz3rL) and other potential clients in the fields of energy storage, electric vehicles and specialized battery products with which the Company is in advanced discussions.

The commencement of operations at First Saguenay entails meeting a number of project requirements. The Company is working diligently through the process to satisfy all such requirements.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in responsible manner, and with low anticipated carbon footprint.

First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO

bennett@firstphosphate.com (mailto:bennett@firstphosphate.com)

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com (mailto:investor@firstphosphate.com)

Media Relations: media@firstphosphate.com (mailto:media@firstphosphate.com)

Website: www.FirstPhosphate.com (https://api.newsfilecorp.com/redirect/jp0MGfJDQV)

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate (https://api.newsfilecorp.com/redirect/v1GQpfYAN1)

LinkedIn: https://www.linkedin.com/company/first-phosphate (https://api.newsfilecorp.com/redirect/JgOJDSDyan)

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things, the Company’s planned exploration and production activities, the properties and composition of any extracted phosphate, the Company’s plans for vertical integration into North American supply chains including the full integrational plans from phosphate mine to the creation of LFP CAM, the viable commercialization of Company products and demand for the end product, availability of partnership and client relationships, the availability of existing or new facilities to accommodate the First Saguenay operations and any enlargement thereto, the completion of the Financing, including any non-dilutive options, the acquisition and retrofitting of infrastructure, and receipt of all required approvals, project timelines and budgets, the implementation of the technology and the ability to move straight into commercial size, scalable production, the availability of raw materials necessary to operate First Saguenay on terms acceptable to the Company, and the viable commercialization of Company products.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company’s long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company’s property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company, as well as, the Company’s market analysis of the expected economics of First Saguenay’s operations, including the initial investment, operating expenditures, raw material costs and availability, and ability to leverage and grow third party client relationships, the historical track-record of the technology, the direction from its partners regarding infrastructure needs and implementation, and the Company’s ability to raise sufficient capital to complete the Financing, maintain corporate capacity; and stability in financial and capital markets.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company’s exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company’s mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company’s share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Annual Information Form dated November 29, 2023 and Annual Report on 20-F which are available on SEDAR at www.sedarplus.ca. (https://api.newsfilecorp.com/redirect/Gm54YFanx8) Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.